J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

September 30, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Donald Field

Re:	Frequency Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-233652)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Frequency Therapeutics, Inc. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Washington, D.C. time, on October 2, 2019, or as soon thereafter as practicable, or at such later time as the Company or its counsel may request via telephone call to the staff.

Pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 23, 2019:

(i)	Dates of distribution: September 23, 2019 through the date hereof.

(ii)	Number of prospectuses distributed: a total of approximately 3,449 copies of the prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC

GOLDMAN, SACHS & CO. LLC

COWEN AND COMPANY, LLC

As Representatives of the Underwriters

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name:	David Ke
Title:	Executive Director

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ Lyla Bibi
Name:	Lyla Bibi
Title:	Managing Director

By:	COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name:	Bill Follis
Title:	Managing Director